Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
Columbia Sportswear Holdings Limited	Ontario, Canada

Columbia Sportswear Canada Limited	Ontario, Canada

Columbia Sportswear Japan, Inc.	Japan

Columbia Sportswear (France) S.N.C.	France

Columbia Sportswear Gmbh	Germany

Columbia Sportswear Korea	Korea

GTS, Inc.	Oregon

Sorel Corporation	Delaware

Columbia Sportswear Company Ltd.	United Kingdom

Columbia Sportswear Distribution S.A.S.	France

Columbia Sportswear International AG	Switzerland

Columbia Sportswear North America, Inc.	Oregon

Columbia Sportswear Europe S.A.S.	France

Columbia Sportswear International Holdings	Cayman Islands

Columbia Sportswear Finance Ltd.	Ontario, Canada

Columbia Sportswear Company Windsor Ltd.	Ontario, Canada

Columbia Sportswear USA Corporation	Oregon

Columbia Sportswear Company (Hong Kong) Limited	Hong Kong

Columbia Sportswear Company (Dongguan) Limited	China

Mountain Hardwear, Inc.	Utah